UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2015

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Decision on Disposal of Shares by Subsidiary

1. Name of Subsidiary		SK Planet Co., Ltd. (the “Company”)
2. Details of Issuing Company	Name of Company	SK Communications Co., Ltd.
	Capital Stock(KRW) as of December 31, 2014	21,713,765,000	Relationship to Company	Affiliated Company
	Number of Shares issued as of December 31, 2014	43,427,530	Main Business	Internet Service
3. Details of Disposal	Number of Shares to Be Disposed	22,148,040
	Disposal Amount(KRW)	170,539,908,000
	Total Assets of the Company at the End of the Latest Fiscal Year(KRW)	2,579,286,398,516
	Ratio of Disposal Amount to Total Assets(%)	6.61
4. Number of Shares Held and Shareholding Ratio after Disposal	Number of Shares Held	5,881,905
	Shareholding Ratio(%)	13.5
5. Purpose of Disposal		Business portfolio adjustment for strategic purpose
6. Scheduled Disposal Date		October 1, 2015(subject to change)
7. Date of Board Resolution(Decision Date)		August 26, 2015
-Attendance of Outside Directors	Present	—
	Absent	—
-Attendance of Auditors(members of Audit Committee)		Absent
8. If entered into an agreement for Put Option, Call Option, Put Back Option, etc.		—
-Details of agreements		—
9. Other references useful for making investment decisions		The sale is subject to various closing conditions and thus, may be terminated if such closing conditions are not met.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Yong Hwan Lee

(Signature)
Name:	Yong Hwan Lee
Title:	Senior Vice President

Date: August 28, 2015

3